================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the quarter ended March 30, 2001

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
              (Address of Registrant's Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]

================================================================================

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                           CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN MILLIONS)



                                                                            MARCH 30,   DECEMBER 29,
                                                                              2001          2000
                                                                           ----------   -------------
                                                                           UNAUDITED
ASSETS
Current assets:
  Cash and cash equivalents                                                 $   13.8      $   10.6
  Trade accounts receivable, net of allowance of $13.8 and
     $12.5, respectively                                                       178.7         142.7
  Advances to growers and other receivables, net of allowance
     of $5.3 and $4.9, respectively                                             68.6          56.3
  Inventories                                                                  198.8         188.8
  Prepaid expenses and other current assets                                     10.0           6.5
                                                                            --------      --------
                  Total current assets                                         469.9         404.9
                                                                            --------      --------

Investments in unconsolidated companies                                         52.4          51.7
Property, plant and equipment, net                                             642.0         635.6
Other noncurrent assets                                                         43.2          47.9
Goodwill, net of accumulated amortization of $10.2 and $9.3,
  respectively                                                                  80.5          81.5
                                                                            --------      --------
                  Total assets                                              $1,288.0      $1,221.6
                                                                            ========      ========


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                              MARCH 30,    DECEMBER 29,
                                                                 2001           2000
                                                             -----------   --------------
                                                              UNAUDITED

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Notes payable to banks                                        $    1.4       $    0.4
 Accounts payable and accrued expenses                            219.7          187.1
 Current portion of long-term debt and capital lease
     obligations                                                   56.3           51.1
 Income taxes payable                                              13.9            9.4
                                                               --------       --------
         Total current liabilities                                291.3          248.0
                                                               --------       --------
Long-term debt                                                    398.1          416.6
Capital lease obligations                                          16.3           17.4
Retirement benefits                                                53.7           53.2
Other noncurrent liabilities                                        9.5            9.6
Deferred income taxes                                               8.2            8.5
                                                               --------       --------
         Total liabilities                                        777.1          753.3
                                                               --------       --------
Minority interest                                                  11.3           11.1

Commitments and contingencies

Shareholders' equity:
Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or outstanding                          --             --
Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 53,763,600 shares issued and outstanding
                                                                    0.5            0.5
Paid-in capital                                                   327.1          327.1
Retained earnings                                                 181.3          140.2
Accumulated other comprehensive loss                               (9.3)         (10.6)
                                                               --------       --------
         Total shareholders' equity                               499.6          457.2
                                                               --------       --------
         Total liabilities and shareholders' equity            $1,288.0       $1,221.6
                                                               ========       ========

                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                        CONSOLIDATED STATEMENTS OF INCOME
                                    UNAUDITED
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                             QUARTER ENDED
                                                                --------------------------------------
                                                                  MARCH 30,                MARCH 31,
                                                                    2001                     2000
                                                                --------------          --------------
Net sales                                                       $        534.3          $        536.1
Cost of products sold                                                    450.3                   464.8
                                                                --------------          --------------
     Gross profit                                                         84.0                    71.3

Selling, general and administrative expenses                              22.9                    20.8
Amortization of goodwill                                                   0.9                     0.9
                                                                --------------          --------------
  Operating income                                                        60.2                    49.6

Interest expense                                                          11.2                    10.2
Interest income                                                            0.4                     0.8
Other income (loss), net                                                  (2.9)                   (0.6)
                                                                --------------          --------------
Income before provision for income taxes                                  46.5                    39.6
Provision for income taxes                                                 5.4                     1.1
                                                                --------------          --------------
Net income                                                      $         41.1          $         38.5
                                                                ==============          ==============
Basic and diluted per share income                              $         0.76          $         0.72
                                                                ==============          ==============

Weighted average number of ordinary shares outstanding:
     Basic                                                          53,763,600              53,763,600
     Diluted                                                        53,763,600              53,766,731




                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    UNAUDITED
                           (U.S. DOLLARS IN MILLIONS)


                                                                       QUARTER ENDED
                                                                  ---------------------------
                                                                   MARCH 30,       MARCH 31,
                                                                     2001             2000
                                                                  ----------       ----------

OPERATING ACTIVITIES:
Net income                                                          $  41.1          $  38.5
Adjustments to reconcile net income to cash provided by
     operating activities:
     Goodwill amortization                                              0.9              0.9
     Depreciation and amortization other than goodwill                 13.8             12.8
     Deferred credit vessel leases                                       --             (1.4)
     Equity in earnings of unconsolidated companies, net of
       dividends                                                       (1.2)            (1.9)
     Deferred income taxes                                             (0.2)            (1.0)
     Other, net                                                         2.3              2.4
     Changes in operating assets and liabilities:
       Receivables and advances to growers                            (41.2)           (48.2)
       Inventories                                                    (10.5)           (29.6)
       Accounts payable and accrued expenses                           35.7             35.2
       Prepaid expenses and other current assets                       (3.5)              --
       Other noncurrent assets and liabilities                          2.9             (1.6)
                                                                    -------          -------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                         40.1              6.1

INVESTING ACTIVITIES:
Capital expenditures                                                  (22.0)           (17.9)
Capital expenditures due to Hurricane Mitch, net of
   insurance proceeds                                                    --             (1.1)
Other investing activities, net                                         0.8              0.8
                                                                    -------          -------
     NET CASH USED IN INVESTING ACTIVITIES                            (21.2)           (18.2)



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                    UNAUDITED
                           (U.S. DOLLARS IN MILLIONS)


                                                                           QUARTER ENDED
                                                                    ---------------------------
                                                                     MARCH 30,       MARCH 31,
                                                                       2001             2000
                                                                    ----------      -----------

FINANCING ACTIVITIES:
Proceeds from long-term debt                                         $  73.7          $  75.2
 Payments on long-term debt                                            (87.8)           (70.4)
Proceeds from short-term borrowings                                      1.4              1.1
Payments on short-term borrowings                                       (0.4)            (0.5)
 Other, net                                                             (2.7)            (1.1)
                                                                     -------          -------
     NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES               (15.8)             4.3

Effect of exchange rate changes on cash and cash equivalents             0.1             (0.9)
                                                                     -------          -------
Cash and cash equivalents:
  Net change                                                             3.2             (8.7)
  Beginning balance                                                     10.6             31.2
                                                                     -------          -------
  Ending balance                                                     $  13.8          $  22.5
                                                                     =======          =======

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest                                          $  11.3          $   8.9
                                                                     =======          =======
     Cash paid for income taxes                                      $   0.4          $   1.2
                                                                     =======          =======
SUPPLEMENTAL NON-CASH ACTIVITIES:
       Capital lease obligation for new assets                       $    --          $  12.8
                                                                     =======          =======

                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    UNAUDITED

1. GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 57.6% owned by IAT Group Inc. which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.3% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of March 30, 2001 and their operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2001 fiscal year.

FOR ADDITIONAL INFORMATION, SEE FRESH DEL MONTE'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN FRESH DEL MONTE'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 29, 2000.

2. INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):

                                               MARCH 30, 2001            DECEMBER 29, 2000
                                               --------------            -----------------
    Fresh produce                                $  72.7                     $  52.4
    Raw materials and packaging supplies            70.2                        79.3
    Growing crops                                   55.9                        57.1
                                                  ------                      ------
                                                  $198.8                      $188.8
                                                  ======                      ======


3. COMPREHENSIVE INCOME

Fresh Del Monte had comprehensive income of $42.4 million and $37.7 million for the quarter ended March 30, 2001 and March 31, 2000, respectively. Comprehensive income for the quarter ended March 30, 2001 consisted primarily of net income, unrealized foreign currency translation losses and net unrealized gains on derivatives. Comprehensive income for the quarter ended March 31, 2000 consisted of net income, unrealized foreign currency translation losses and unrealized loss on available-for-sale equity securities.

4. CONTINGENCIES

Starting in December 1993, two of Fresh Del Monte's U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


4. CONTINGENCIES (CONTINUED)

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to the Company's subsidiaries.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against the Fresh Del Monte's subsidiaries and whether these are the same individuals who have already settled their claims against the Company's subsidiaries.

Fresh Del Monte's subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte's subsidiaries answered the complaint denying all of plaintiff's allegations.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries and appealed by the plaintiffs. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte's subsidiary for FORUM NON CONVENIENS and lack of personal jurisdiction for the Mississippi actions. The Hawaiian plaintiffs' appeal of the dismissal remains pending. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type actions in those countries.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled LUCAS PASTOR CANALES MARTINEZ, ET AL. V. DOW CHEMICAL CO. ET AL. sued one of Fresh Del Monte's subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases due from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte's subsidiary has 4.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED




4. CONTINGENCIES (CONTINUED)

answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000.

On November 15, 1999, one of Fresh Del Monte's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against the Fresh Del Monte's subsidiary and it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

On December 4, 2000, the Honolulu Board of Water Supply (Board) amended its complaint (the initial complaint did not include Fresh Del Monte as a defendant) in state court to include one of Fresh Del Monte's subsidiaries as one of several defendants for alleged contamination of certain water wells in Honolulu, Hawaii. On April 16, 2001, the Board dismissed Fresh Del Monte's subsidiary without prejudice.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte as a defendant) in federal court to include one of Fresh Del Monte's subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte's subsidiary has answered the complaint denying all the plaintiffs' claims and asserting substantial defenses.

Fresh Del Monte's subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of March 30, 2001.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte's subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte's subsidiary discontinued the use of the Kunia Well site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte's subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and it is expected that the feasibility study will be finalized by the third or fourth quarter of 2001.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


4. CONTINGENCIES (CONTINUED)

Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $5.0 million and $30.0 million. An accrual of $4.2 million is included in other noncurrent liabilities in the accompanying balance sheets.

In addition to the foregoing, Fresh Del Monte's subsidiaries are involved from time to time in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

On May 2, 2001, the European Commission adopted a new regulation which will implement a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system will take effect on July 1, 2001 and maintains the use of the banana import licenses until December 31, 2005. We expect the new system will not have a negative financial impact on Fresh Del Monte and we expect the new system will allow Fresh Del Monte to amortize the banana licenses acquired in 1999 over a longer period of time.

5. EARNINGS PER SHARE

Basic and diluted per share income is calculated as follows (U.S. dollars in millions, except per share data):


                                                                              QUARTER ENDED
                                                                  -------------------------------------
                                                                     MARCH 30,             MARCH 31,
                                                                      2001                   2000
                                                                  --------------         --------------
      NUMERATOR:
      Net income                                                  $         41.1         $         38.5
                                                                  ==============         ==============
      DENOMINATOR:
      Denominator for basic earnings per share - weighted
         average number of ordinary shares outstanding
                                                                      53,763,600             53,763,600
      Effect of dilutive securities:
         Employee stock options                                               --                  3,131
                                                                  --------------         --------------
      Denominator for diluted earnings per share                      53,763,600             53,766,731
                                                                  ==============         ==============

      Basic and diluted per share income                          $         0.76         $         0.72
                                                                  ==============         ==============


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


6. BUSINESS SEGMENT DATA

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

                                                                 QUARTER ENDED
                                         ---------------------------------------------------------------
                                               MARCH 30, 2001                     MARCH 31, 2000
                                         ----------------------------       ----------------------------
                                         NET SALES       GROSS PROFIT       NET SALES       GROSS PROFIT
                                         ---------       ------------       ---------       ------------

Bananas                                      $233.3            $22.0            $263.8            $32.6
Other fresh produce                           273.9             63.4             243.7             38.0
Non-produce                                    27.1             (1.4)             28.6              0.7
                                             ------            -----            ------            -----
Total                                        $534.3            $84.0            $536.1            $71.3
                                             ======            =====            ======            =====



7. DERIVATIVE FINANCIAL INSTRUMENTS

Effective January 1, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet measured at fair value and establishes new accounting rules for the hedging instrument depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in Other Comprehensive Income (OCI), a component of shareholders' equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. The first quarter of 2001 unaudited consolidated financial statements include the provisions required by SFAS No. 133, while the first quarter of 2000 unaudited consolidated financial statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

Fresh Del Monte uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, Fresh Del Monte formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in either "advances to growers and other receivables" or "accounts payable and accrued expenses", depending on whether the amount is an asset or

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


7. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

liability. The fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows of the underlying hedged transactions and other exposures and to the overall reduction in our risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from our derivative instruments is recorded in the same line item within the consolidated statement of income as the underlying exposure being hedged. Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows of the related underlying exposures. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings.

Counterparties expose Fresh Del Monte to credit loss in the event of non-performance on currency forward contracts. However, because the contracts are entered into with highly-rated financial institutions, Fresh Del Monte does not anticipate non-performance by any of these counterparties. The exposure is usually the amount of the unrealized gains, if any, in such contracts.

FOREIGN CURRENCY MANAGEMENT

To protect against the reduction in value of forecasted foreign currency cash flows resulting from certain net sales over the next year, Fresh Del Monte periodically enters into foreign currency cash flow hedges (Euro and Japanese
Yen). Fresh Del Monte hedges portions of its forecasted revenue denominated in foreign currencies with forward contracts, which generally expire within one year. When the dollar strengthens significantly against foreign currencies, the decline in value of future foreign currency revenue which has been hedged is offset by gains in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future foreign currency revenue which has been hedged is offset by losses in the value of the forward contracts.

INTEREST RATE MANAGEMENT

Because Fresh Del Monte utilizes primarily variable-rate debt, our results of operations may be significantly affected by fluctuations in interest rates. To protect against fluctuations in interest rates, Fresh Del Monte has entered into an interest rate swap agreement that effectively converts a portion of its floating-rate debt to a fixed rate basis through January 30, 2003, thus reducing the impact of interest rate changes under the revolving credit agreement on future interest expense.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


7. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The adoption of SFAS No. 133, as amended, on January 1, 2001 did not result in a significant cumulative effect of an accounting change to the result of operations or financial position of Fresh Del Monte. The following table summarizes activity in Other Comprehensive Loss (OCL) related to derivatives classified as "cash flow hedges" held by Fresh Del Monte during the quarter ended March 30, 2001 (U.S. dollars in millions):

      OCL - derivative instruments, beginning of period             $ --
      Unrealized gain on foreign exchange forward contracts          4.5
      Unrealized loss on interest rate swap agreement               (1.8)
                                                                    ----
      OCL - derivative instruments, end of period                   $2.7
                                                                    ====

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for the first three months of 2001 was $40.1 million compared with $6.1 million for the first three months of 2000. The increase in cash provided by operating activities was primarily attributed to a reduction in the growth in inventory and accounts receivable combined with higher net income and changes in other noncurrent assets and liabilities.

Working capital was $178.6 million at March 30, 2001 and $156.9 at December 29, 2000, an increase of $21.7 million, or 14%.

Net cash used in investing activities for the three months ended March 30, 2001 was $21.2 million compared with net cash used in investing activities of $18.2 million for the three months ended March 31, 2000. Net cash used in investing activities for the first quarter of 2001 and 2000 consisted primarily of capital expenditures of $22.0 million and $17.9 million, respectively.

Net cash used in financing activities for the first quarter of 2001 was $15.8 million compared with net cash provided by financing activities of $4.3 million for the first quarter of 2000. For the first quarter of 2001, net cash used in financing activities consisted primarily of net repayments of long-term debt of $14.1 million. During the first three months of 2000, net cash provided by financing activities primarily consisted of net borrowings on long-term debt of $4.8 million.

At March 30, 2001, Fresh Del Monte had $452.4 in committed working capital facilities, of which $212.7 million was available. The major portion of these facilities is represented by the $450.0 million Revolving Credit Facility. This Revolving Credit Facility includes a swing line facility, a letter of credit facility and a foreign exchange contract facility. At March 30, 2001, $2.9 million of available credit was applied towards the issuance of letters of credit. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte's assets and expires on May 19, 2003. The Revolving Credit Facility permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (LIBOR). Outstanding borrowings at March 30, 2001 were $236.2 million, bearing interest at an average rate of 7.38%.

On May 10, 2000, Fresh Del Monte amended the $450.0 million Revolving Credit Facility to include a five-year term loan (Term Loan) of $135.0 million. The Term Loan has similar terms and condition as the revolving credit facility, is payable in quarterly installments of $3.4 million which commenced on September 2000, and bears interest based on a spread over LIBOR (9.18% at March 30, 2001). The Term Loan matures on May 10, 2005 with a balloon payment of $70.9 million. The unpaid balance of the Term Loan at March 30, 2001 was $124.9 million.

As of March 30, 2001, Fresh Del Monte had $470.7 million of long-term debt and capital lease obligations, including the current portion, consisting of $236.2 million related to the Revolving Credit Facility, $124.9 million related to the Term Loan, $68.3 million of long-term debt related to refrigerated vessels loans, $19.0 million of other long-term debt and $22.3 million of capital lease obligations.

As of March 30, 2001, Fresh Del Monte had cash and cash equivalents of $13.8 million.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


RESULTS OF OPERATIONS

FIRST QUARTER 2001 COMPARED WITH FIRST QUARTER 2000

NET SALES. Net sales for the first quarter of 2001 were $534.3 million compared with $536.1 million for the first quarter of 2000. The decrease in net sales of $1.8 million was primarily a result of an expected decrease in net sales of bananas partially offset by higher net sales in the other fresh produce category. Net sales of bananas decreased primarily due to planned volume reductions in the Eastern European markets and a decrease in per unit sales prices in North America and the Asia-Pacific region. Net sales of other fresh produce increased primarily due to higher volumes and higher per unit sales prices of pineapples and melons.

COST OF PRODUCTS SOLD. Cost of products sold was $450.3 million for the first quarter of 2001 compared with $464.8 million for the first quarter of 2000, a decrease of $14.5 million primarily attributable to cost savings initiatives in ocean freight due to the acquisition of more cost-effective refrigerated vessels, combined with reduced production costs per unit.

GROSS PROFIT. Gross profit was $84.0 million for the first quarter of 2001 compared with $71.3 million for the same period in 2000, an increase of $12.7 million, or 18%. As a percentage of net sales, gross profit increased from 13.3% in the first quarter of 2000 to 15.7% in the first quarter of 2001. The increase in gross profit is primarily attributed to the cost saving initiatives in ocean freight and production and higher net sales of other fresh produce.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $22.9 million in the first quarter of 2001 compared with $20.8 million for the first quarter of 2000, an increase of $2.1 million. The increase in selling, general and administrative expenses is principally due to promotional activities in North America and increased sales volumes of other fresh produce.

OPERATING INCOME. Operating income for the first quarter of 2001 was $60.2 million compared with $49.6 million for the same period in 2000, an increase of $10.6 million. The increase was principally due to the increase in gross profit, partially offset by an increase in selling, general and administrative expenses.

INTEREST EXPENSE. Interest expense for the first quarter of 2001 of $11.2 million remained consistent with the first quarter of 2000 of $10.2 million.

OTHER INCOME (LOSS), NET. Other income (loss), net, was a loss of $2.9 million for the first quarter of 2001 compared to a net loss of $0.6 million for the first quarter of 2000. The increase in the loss in 2001 is primarily due to a reduction in equity income from unconsolidated subsidiaries and higher foreign exchange losses.

PROVISION FOR INCOME TAXES. Provision for income taxes increased from $1.1 million in the first quarter of 2000 to $5.4 million in the first quarter of 2001 primarily due to an increase in taxable income in North America, Europe and the Asia-Pacific region.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      FRESH DEL MONTE PRODUCE INC.

Date: May 4, 2001             By: /s/ HANI EL-NAFFY
                                 ----------------------------------------------
                                      Hani El-Naffy
                                      President & Chief Operating Officer

                              By: /s/ JOHN F. INSERRA
                                 ----------------------------------------------
                                      John F. Inserra
                                      Executive Vice President &
                                      Chief Financial Officer